McDonald Hopkins LLC

600 Superior Avenue, East

Suite 2100

Cleveland, OH 44114

P 1.216.348.5400

F 1.216.348.5474

Direct Dial:  216.348.5411

E-mail:  mmeaney@mcdonaldhopkins.com

Mr. Chad Eskildsen

Office of Disclosure and Review

Securities and Exchange Commission

Washington, D.C.  20549

RE:

Ancora Trust

Investment Company Act File No. 811-21418

Dear Mr. Eskildsen:

This letter responds to comments provided by you in our telephone conference of April 12, 2018 with respect to Ancora Trust’s Annual Report for the year ended December 31, 2017.

1.

You noted that the Performance Illustration for each Fund should show the growth of $10,000 rather than $1,000,000.  This will be corrected in future Annual Reports.

2.

You asked whether the fees of business development companies in which the Microcap and Special Opportunity Funds invest are included in Acquired Fund Fees and Expenses on the Annual Fund Operating Expense Tables of such Funds.  It is confirmed that such fees are so included.

3.

You noted that footnotes (d) and (e) on page 18 with respect to the Microcap Fund and footnotes (c), (d) and (e) on page 23 with respect to the Special Opportunity Fund disclose that a Portfolio Manager, former Portfolio Manager and CEO of the Advisor serve on the Board of Directors of certain portfolio companies; and inquired as to whether the Funds believe that such disclosures are sufficient to disclose any conflicts of interest.  After consideration, although the Funds do believe that such disclosures are sufficient, future Annual Reports also will disclose that such persons may receive fees for service as a Director.

4.

You asked that the Income Fund confirm that it has complied with Rule 19(a)(i) under the Investment Company Act of 1940 with respect to its distributions.  It is confirmed that such Fund does comply with such rule.

5.

You noted that the Special Opportunity Fund had a portfolio turnover rate of 100.67% for 2017 and asked the Funds to consider whether such turnover rate is a principal investment strategy.  Such turnover rate, which has declined significantly in each of the last two years, is not a principal investment strategy.

6.

You noted that the link on the Fund’s website to its Annual Report did not properly link to the December 31, 2017 Annual Report for each of the Funds.  Such link has been corrected.

Ancora Trust acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Michael J. Meaney

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